UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

Today, January 14, 2026, Wallbox N.V. (NYSE: WBX) (“Wallbox” or the “Company”) hereby announces that Institut Català de Finances (ICF), through Instruments Financers per a Empreses Innovadores, S.L.U. (IFEM), has agreed to an equity investment of €5 million in the Company on a non-binding basis, subject to the satisfaction of certain conditions precedent.

The proposed investment will form part of the renewed capital structure previously outlined in the Company’s Form 6-K dated December 1, 2025, and would result in the following proposed liquidity injection: (i) €12.5 million in new trade commitments to be provided by participating lenders, as previously announced, expected to be partially guaranteed by a credit insurance company; (ii) €5 million aggregate equity investment by long-term strategic shareholders, including Inversiones Financieras Perseo, S.L. (an Iberdrola group company), Orilla Asset Management, S.L., AM Gestió, S.L., Consilium, S.L., and Mingkiri, S.L.; and (iii) the additional €5 million equity investment by ICF, subject to the satisfaction of the applicable conditions precedent and completion of the required formalities.

The completion of ICF’s proposed equity investment and the implementation of the renewed capital structure remain subject to the agreement and execution of definitive documentation as part of the Company’s ongoing restructuring process.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3, as amended (Files No. 333-268347, 333-268792, 333-271116, 333-273323, 333-276491 and 333-281952), and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD LOOKING STATEMENTS

This Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this Form 6-K other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s ability to satisfy the relevant conditions precedent and enter into definitive agreements with ICF with respect to its potential equity investment and with its other shareholders and creditors giving to effect to the renewed capital structure generally. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses, its ability to obtain adequate capital funding or improve its financial performance, as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this Form 6-K. Any forward-looking statement that Wallbox makes in this Form 6-K speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: January 14, 2026	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa